Cerberus Telecom Acquisition Corp. II

875 Third Avenue

New York, New York 10022

August 5, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention: Karina Dorin and Cheryl Brown

Re:	Cerberus Telecom Acquisition Corp. II

Request for Withdrawal of Registration Statement on Form S-1

File No. 333-254265

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Cerberus Telecom Acquisition Corp. II (the “Company”) hereby respectfully requests that the Company’s Registration Statement on Form S-1 (File No. 333-254265), together with all exhibits thereto, and as subsequently amended from time to time (the “Registration Statement”), initially filed with the Securities and Exchange Commission (the “Commission”) on March 15, 2021, be withdrawn, effective as of the date hereof.

The Registration Statement has not been declared effective by the Commission, and no securities were sold or will be sold under the Registration Statement. The Company is seeking withdrawal of the Registration Statement because it is not currently pursuing a public offering of securities. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 under the Securities Act.

The Company requests that, in accordance with Rule 457(p) of the Securities Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

Please contact Peter Seligson, of Kirkland & Ellis LLP, special counsel to the Company, at (212) 446-4756, if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Bill Kloos
Bill Kloos
Authorized Signatory